

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15
(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: January 07, 2019

(Date of earliest event reported)

Commission File No.: 0-25969

URBAN ONE, INC.

(Exact name of registrant as specified in its charter)

Delaware	**52-1166660**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1010 Wayne Avenue
14th Floor
Silver Spring, Maryland 20910
(Address of principal executive offices)

(301) 429-3200
Registrant's telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

o Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

o Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

o Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

o Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards pursuant to Section 13(a) of the Exchange Act. ☐

ITEM 8.01. Other Events.

On January 07, 2019, the Company issued a press release announcing the expiration of its cash tender offer for any and all of its 9.25% Senior Subordinated Notes due 2020 outstanding. A copy of the press release is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

ITEM 9.01.   Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
99.1	Press release dated January 07, 2019

Cautionary Information Regarding Forward-Looking Statements

This Form 8-K and the press release attached as Exhibit 99.1 hereto includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements represent management's current expectations and are based upon information available to the Company at the time of this Form 8-K. These forward-looking statements involve known and unknown risks, uncertainties and other factors, some of which are beyond the Company's control, that may cause the actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially are described in the Company's reports on Forms 10-K, 10-Q, 8-K, S-3 and other filings with the Securities and Exchange Commission. The Company does not undertake any duty to update any forward-looking statements.

<u>SIGNATURE</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

RADIO ONE, INC.

/s/ Peter D. Thompson

January 07, 2019

Peter D. Thompson
Chief Financial Officer and Principal Accounting Officer

NEWS RELEASE
January 07, 2019   Contact: Peter D. Thompson, EVP and CFO
FOR IMMEDIATE RELEASE   (301) 429-4638

URBAN ONE, INC. ANNOUNCES EXPIRATION OF ITS PREVIOUSLY ANNOUNCED TENDER OFFER OF 9.25% SENIOR SUBORDINATED NOTES DUE 2020

WASHINGTON, DC - Urban One, Inc. (the "Company" or "Urban One") (NASDAQ: UONEK and UONE), announced today the expiration and final results of its previously announced cash tender offer (the "Tender Offer") to purchase any and all of its outstanding 9.25% Senior Subordinated Notes due 2020 (the "Notes"). The Tender Offer expired pursuant to its terms at 11:59 p.m. New York City time on January 3, 2019 (the "Expiration Time").

As earlier announced, the Company previously accepted for purchase $213,255,000 aggregate principal amount of the Notes, which Notes had been validly tendered and not validly withdrawn as of 5:00 p.m., New York City time on December 18, 2018 (the "Early Tender Time"), and paid for such Notes on December 20, 2018. Between the Early Tender Time and the Expiration Time, the Company received no additional tenders of Notes. Immediately following the Expiration Time, approximately $2.0 million aggregate principal amount of Notes remained outstanding.

This press release does not constitute an offer to sell, or a solicitation of an offer to buy, any security. No offer, solicitation, or sale will be made in any jurisdiction in which such an offer, solicitation, or sale would be unlawful.

The complete terms and conditions of the Tender Offer are set forth in an Offer to Purchase dated December 4, 2018 (the "Statement") that was sent to holders of the Notes.

D.F. King & Co., Inc. is acting as the tender agent and information agent for the Tender Offer. Requests for a copy of the Statement may be directed to D.F. King & Co., Inc. at (212) 269-5550 (for bankers and brokers) or (800) 290-6426 (for all others) or by email at urban1@dfking.com.

About Urban One, Inc.

Urban One, Inc. (urban1.com), together with its subsidiaries, is the largest diversified media company that primarily targets Black Americans and urban consumers in the United States. The Company owns **TV One, LLC** (tvone.tv), a television network serving more than 59 million households, offering a broad range of original programming, classic series and movies designed to entertain, inform and inspire a diverse audience of adult Black viewers. As one of the nation's largest radio broadcasting companies, **Urban One** currently owns and/or operates 59 broadcast stations (including HD stations we operate) branded under the tradename "Radio One" in 15 urban markets in the United States. Through its controlling interest in **Reach Media, Inc**. (blackamericaweb.com), the Company also operates syndicated programming including *the Tom Joyner Morning Show, the Rickey Smiley Morning Show, the Russ Parr Morning Show and the DL Hughley Show.* In addition to its radio and television broadcast assets, Urban One owns **iOne Digital** (ionedigital.com), our wholly owned digital platform serving the African-American community through social content, news, information, and entertainment websites, including its Cassius, Bossip, HipHopWired and MadameNoire digital platforms and brands. We also have invested in a minority ownership interest in MGM National Harbor, a gaming resort located in Prince George's County, Maryland. Through our national multi-media operations, we provide advertisers with a unique and powerful delivery mechanism to the African-American and urban audiences.